February 17, 2022TSX: SAM

STARCORE ANNOUNCES

3rd Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or “the Company”) announces production results for the third fiscal quarter ended January 31, 2022, at its San Martin Mine (“San Martin”) in Queretaro, Mexico.

The production continues to be stable in this quarter as the mine continues to produce profitable ounces in all areas of the mine, supported by the ongoing cost control measures and positive gold and silver prices.

Increasing the ore reserves is always a significant goal and this quarter saw the DDH intersect economic ore in a previously unexplored area of the San Martin vein.  Preparations are underway to begin mining this area and we expect to start producing ore by the fourth quarter. This will give more stability to mine production and increase economic resources.

“Another important area of exploration is proving to be the continuation of the Cuerpo 31 and 32 to the northwest part of the mine beyond the faults, which define limits of each of Cuerpo (ore body). In this last quarter, we completed development to the next ore body, Cuerpo 33, and have begun the preparation to mine additional ore from this area, providing further production stability to our mine,” stated Salvador Garcia, Chief Operating officer of the Company.

San Martin Production	Q3 2022	Q2 2022	Q/Q Change	YTD 2022	YTD 2021	Y/Y Change

Ore Milled (Tonnes)	56,712	56,061	1%	169,060	173,101	-2%
Gold Equivalent Ounces	2,588	2,782	-7%	8,265	9,194	-10%
Gold Grade (Grams/Ton)	1.46	1.56	-6%	1.55	1.66	-6%
Silver Grade (Grams/Ton)	21.13	22.90	-8%	21.62	24.74	-13%
Gold Recovery (%)	88.07	87.81	0%	88.08	88.68	-1%
Silver Recovery (%)	45.83	54.83	-16%	51.01	56.83	-10%
Gold: Silver Ratio	77.92	75.68		73.78	82.48

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935 x 203
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

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for the adequacy or accuracy of this press release.